UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CURAXIS PHARMACEUTICAL CORPORATION

   Common Stock, par value $0.0001

CUSIP 23127A107

March 30, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒  Rule 13d-1 (c)

☐ Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 097316 103	13G	Page 1 of 5

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

CP Acquisition Partners LP I.R.S. Identification No. of Above Person (entities only) 27-1598700

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		13,739,290*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,739,290*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,739,290*

WITH:	8	SHARED DISPOSITIVE POWER:

13,739,290*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

*Reporting Person holds 2,828,879 of common stock.  Reporting person holds 5,738,608 warrants (“Warrants”) that, absent any restriction, are exercisable into 5,738,608 shares of common stock, 500 shares of Series A preferred stock (“Series A”), 500 shares of Series B preferred stock (“Series B”) and 636 shares of Series C preferred stock (“Series C”). Absent any restriction, the Series A, Series B and Series C are exercisable into 3,700,571 shares of common stock.  Holder holds a promissory note payable by the Issuer (“Note”) that, absent any restriction, is convertible into 500,000 shares of common stock.   Pursuant to provisions on the restriction of beneficial ownership contained in each of the Warrants, the Series A, the Series B, the Series C, and the Note, Reporting Person is prohibited from beneficially owning greater than 9.9% of the Issuer’s common stock at any given time.  Reporting Person expressly disclaims any beneficial ownership in shares of common stock of Issuer held by any other person or entity.

Southridge Partners II LP, an affiliate of Reporting Person, holds 150,376 shares of common stock and 820,856 warrants convertible in common stock at an exercise price of $1.52.  The warrants are subject to restriction of beneficial ownership prohibiting holder from beneficially owning greater than 9.9% of the Issuer’s common stock at any given time.  Southridge Partners II LP expressly disclaims any beneficial ownership in shares of common stock of Issuer held by any other person or entity.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

16.5%* ** Percentage number is based on shares outstanding on a fully diluted basis, and disregarding any conversion or exercise limitation.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No. 097316 103	13G	Page 2 of 5

Item 1.	(a)	Name of Issuer:

Curaxis Pharmaceutical Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

4819 Emperor Blvd., Ste 400, Durham, NC 27703

Item 2.	(a)	Name of Person Filing:

CP Acquisition Partners LP

	(b)	Address of Principal Business Office or, if None, Residence:

90 Grove Street, Ste 204, Ridgefield CT 06877

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001

	(e)	CUSIP Number:

23127A197

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a) (6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a) (19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).

	(f)	☐An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).

	(g)	☐A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).

CUSIP No. 097316 103	13G	Page 3 of 5

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with § 240.13d-1 (b) (1) (ii) (J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

	(a)	Amount Beneficially Owned

Reporting Person holds 2,828,879 of common stock.  Reporting person holds 5,738,608 warrants (“Warrants”) that, absent any restriction, are exercisable into 5,738,608 shares of common stock, 500 shares of Series A preferred stock (“Series A”), 500 shares of Series B preferred stock (“Series B”) and 636 shares of Series C preferred stock (“Series C”). Absent any restriction, the Series A, Series B and Series C are exercisable into 3,700,571 shares of common stock.  Holder holds a promissory note payable by the Issuer (“Note”) that, absent any restriction, is convertible into 500,000 shares of common stock.   Pursuant to provisions on the restriction of beneficial ownership contained in each of the Warrants, the Series A, the Series B, the Series C, and the Note, Reporting Person is prohibited from beneficially owning greater than 9.9% of the Issuer’s common stock at any given time.  Reporting Person expressly disclaims any beneficial ownership in shares of common stock of Issuer held by any other person or entity.

Southridge Partners II LP, an affiliate of Reporting Person, holds 150,376 shares of common stock and 820,856 warrants convertible in common stock at an exercise price of $1.52.  The warrants are subject to restriction of beneficial ownership prohibiting holder from beneficially owning greater than 9.9% of the Issuer’s common stock at any given time.  Southridge Partners II LP expressly disclaims any beneficial ownership in shares of common stock of Issuer held by any other person or entity.

CUSIP No. 097316 103	13G	Page 4 of 5

(b)	Percent of class: 16.5%**
** Percentage number is based on shares outstanding on a fully diluted basis, and disregarding any conversion or exercise limitation.

(c)	Number of Shares as to which the person has

(i)	Sole power to vote or direct the vote
13,739,290*
(ii)	Shared power to vote or to direct the vote
13,739,290*
(iii)	Sole power to dispose or direct the disposition of
13,739,290*
(iv)	Shared power to dispose or direct the disposition of
13,739,290*

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

N/A

CUSIP No. 097316 103	13G	Page 5 of 5

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2011 CP Acquisition Partners LP

By:
Manager of General Partner